November 4, 1996


Optimax Industries, Inc.
132 Lincoln Street
Boston, Massachusetts  02111

     Re:  S.E.C. Registration Statement on Form S-3

Ladies and Gentlemen:

     We have acted as counsel to Optimax Industries, Inc. (the "Company") in connection with a Registration Statement to be filed with the United Stated Securities and Exchange Commission, Washington, D.C., pursuant to the Securities Act of 1933, as amended, covering the registration of an aggregate of 5,046,194 shares of the Company's $0.02 par value common stock (the "Common Stock") and 1,700,000 Class BB Common Stock Purchase Warrants of the Company ("BB Warrants"). In connection with such representation of the Company, we have examined such corporate records, and have made such inquiry of government officials and Company officials and have made such examination of the law as we deemed appropriate in connection with delivering this opinion.

     Based upon the foregoing, we are of the opinion as follows:

     1. The Company has been duly incorporated and organized under the laws of the State of Colorado and is validly existing as a corporation in good standing under the laws of that state.

     2. The Company's authorized capital consists of twenty million (20,000,000) shares of Common Stock having a par value of $0.02 each and five million (5,000,000) shares of Preferred Stock having a par value of $.001 each.

     3. The 3,766,194 shares of Common Stock and the 1,700,000 BB Warrants being registered for resale and offered by the Selling Securityholders are lawfully and validly issued, fully paid and non-assessable shares of the Company's Common Stock.

     4. The 1,280,000 shares of Common Stock issuable upon conversion of the outstanding Series A Convertible Preferred Stock will, upon the due conversion thereof, be lawfully and validly issued, fully paid and non-assessable shares of the Company's Common Stock.

                                   Sincerely,



                                   Clifford L. Neuman
CLN:at